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Prospectus Supplement to Prospectus dated February 21, 2003

$2,025,076,000*

SLM Student Loan Trust 2003-2

Issuer

SLM Funding LLC

Depositor

Sallie Mae Servicing L.P.

Servicer

Student Loan-Backed Securities

        On March 4, 2003, the trust will issue:

Class	Principal	Interest Rate	Maturity
Class A-1 Notes	$162,240,000	3-month LIBOR plus 0.02%	September 15, 2009
Class A-2 Notes	$246,045,000	3-month LIBOR plus 0.03%	December 17, 2012
Class A-3 Notes	$263,529,000	3-month LIBOR plus 0.10%	December 15, 2015
Class A-4 Notes	$288,861,000	3-month LIBOR plus 0.19%	September 17, 2018
Class A-5 Notes	€588,000,000	3-month EURIBOR plus 0.26%	December 15, 2023
Class A-6 Notes	$ 66,550,000	Auction	September 15, 2028
Class A-7 Notes	$100,000,000	Auction	September 15, 2028
Class A-8 Notes	$100,000,000	Auction	September 15, 2028
Class A-9 Notes	$100,000,000	Auction	September 15, 2028
Class B Notes	$ 60,753,000	Auction	June 15, 2039

* Assuming $1.0835 converts to €1.00.

The trust will make payments primarily from collections on a pool of consolidation student loans. In general, the trust will allocate principal first sequentially to the class A-1 through class A-5 notes, in that order, until paid in full, then pro rata, in lots, to the class A-6 through class A-9 notes until paid in full, and finally, in lots, to the class B notes until paid in full. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes, in each case as set forth in this prospectus supplement.

We are offering the notes through the underwriters at the prices shown below, when and if issued. We have applied for a listing of the class A-1, class A-2, class A-3, class A-4 and class A-5 notes on the Luxembourg Stock Exchange.

You should consider carefully the risk factors beginning on page S-21 of this supplement and on page 20 of the prospectus.

The notes are asset-backed securities issued by a trust. They are not obligations of SLM Corporation, the depositor, Sallie Mae, the servicer or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 Note	100.0%	0.170%	99.830%
Per Class A-2 Note	100.0%	0.200%	99.800%
Per Class A-3 Note	100.0%	0.225%	99.775%
Per Class A-4 Note	100.0%	0.250%	99.750%
Per Class A-5 Note	100.0%	0.350%	99.650%
Per Class A-6 Note	100.0%	0.350%	99.650%
Per Class A-7 Note	100.0%	0.350%	99.650%
Per Class A-8 Note	100.0%	0.350%	99.650%
Per Class A-9 Note	100.0%	0.350%	99.650%
Per Class B Note	100.0%	0.400%	99.600%

We expect the proceeds to the depositor to be $2,019,237,229 before deducting expenses payable by the depositor estimated to be $875,845.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

Credit Suisse First Boston	Salomon Smith Barney
Joint Book-Runners
________________
Lehman Brothers Global Co-Manager
Fortis Bank Euro Co-Manager

February 21, 2003

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on February 26, 2003 and can be found at Link to http://www.sec.gov/Archives/edgar/data/949114/000104746903006835/a2104292z424b5.htm. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

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Purpose of this Filing